/20

06016261

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Money Beans Holdings

*CURRENT ADDRESS

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34833 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

DATE: 8/23/06

082-34935

MBH
Monex Beans Holdings, Inc.

RECEIVED
2006 JUL 20 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annex A

AR/S 3-31-06

Enclosures and attachment

1. Monthly Disclosure (for June, 2006)
2. Monthly Consolidated Operating Revenues
3. Announcement of Distribution of World Bank Zero-Coupon Bonds "Time Capsule"
4. Establishment of Investment Information Office
5. Announcement of Subsidiary's Personnel
6. BIC CAMERA to Provide Its Customers with Introductions to Monex ¥2,000 cash-back campaign exclusively on BICCAMERA.COM
7. This is material for the Shareholder's Discussion Meeting
8. Monex to Become an Official Sponsor of "Yoshimoto Shoken," a Website Operated by YOSHIMOTO KOGYO
9. Partial Correction of Consolidated Financial Summary under Japanese GAAP for the FYE March 31,2006
10. Announcement Regarding New Method of Reporting Weekly Disclosure of Margin Accounts
11. Consolidated Financial Summary under Japanese GAAP for the fiscal year ended March 31, 2006 (April 1, 2005-March 31, 2006)
12. Administrative Disciplinary Action taken by the FSA against Monex, Inc.

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

Monthly disclosure of Monex, Inc.

This is to report monthly information including the number of customers' accounts and trades of Monex, Inc., a subsidiary of Monex Beans Holdings, Inc.,

* Numbers of margin accounts for June 2006 and thereafter does/will not include the numbers of dormant accounts subject to closure according to Monex transaction rules.
The number of dormant accounts subject to closure which was deducted from the number of margin accounts for June 2006 was 2,511.

Before November 2005 (Monex Beans, Inc.)

Number of accounts (end of month)

	Number of accounts	Number of margin accounts	Customers' assets in custody (Unit:billion yen)
Jun.2006	675,892	(*) 42,152	2,044.6
May.2006	664,903	44,106	2,042.4
Apr.2006	651,265	43,198	2,210.6
Mar.2006	631,548	41,700	2,248.7
Feb.2006	607,844	39,666	2,155.8
Jan.2006	571,453	37,138	2,241.0
Dec.2005	542,555	34,663	2,122.0
Nov.2005	517,742	32,810	1,902.3

Stock Brokerage

	Average number of stock orders per business day			Average number of trades per business day			Average trade value (Unit:thousand yen)			Margin trades outstanding [end of month] (Unit:billion yen)
	Cash	Margin	Total	Cash	Margin	Total	Cash	Margin	Total	
Jun.2006	156,353	65,932	222,285	55,946	30,627	86,573	696	1,304	911	215.5
May.2006	179,181	65,364	244,545	58,869	28,660	87,530	721	1,209	881	241.1
Apr.2006	224,641	79,857	304,499	74,176	35,340	109,516	796	1,470	1,014	244.8
Mar.2006	203,535	74,851	278,386	68,306	32,795	101,102	771	1,333	954	233.3
Feb.2006	240,775	85,132	325,907	86,036	40,730	126,767	819	1,451	1,022	215.9
Jan.2006	271,453	91,762	363,215	107,646	47,171	154,818	929	1,722	1,170	234.7
Dec.2005	238,651	84,901	323,552	92,561	42,714	135,275	1,005	1,946	1,302	234.7
Nov.2005	214,767	77,059	291,827	78,507	36,930	115,437	960	2,071	1,316	223.0

Investment Trusts	Securities Lending		Foreign Exchange Margin Trading	
Average number of orders per business	Number of accounts	Outstanding of securities borrowed from	Number of accounts	Average trade Amount per

	day [excluding MRF]	(end of month)	customers (Unit:billion yen)	(end of month)	business day (Unit:million yen)
Jun.2006	3,524	10,719	62.7	41,300	9,026
May.2006	4,113	10,290	63.1	40,503	13,555
Apr.2006	4,195	9,959	65.9	38,861	12,009
Mar.2006	3,075	9,453	44.4	37,590	10,265
Feb.2006	3,404	8,489	54.8	36,040	11,007
Jan.2006	4,018	7,930	52.5	34,417	12,423
Dec.2005	4,130	7,407	46.5	31,867	16,352
Nov.2005	3,116	7,450	45.3	29,705	15,318

Note:1 Customers' assets in custody include securities that the customers lend to Monex, Inc.(Securities Lending outstanding).

Note:2 Stock Brokerage data include ETF and REIT.

Note:3 Monex, Inc. and Nikko Beans, Inc. have merged on May 1, 2005 and the name of the merged company become "Monex Beans, Inc". And the merged company "Monex Beans, Inc." has changed its company name to "Monex, Inc." on December 3, 2005.
The above figures are as follows:
- Before May 2005: the simple sums of Monex, Inc. and Nikko Beans, Inc.
- From May 2005: the figures of the merged company.

PAGE TOP

Monthly Consolidated Operating Revenues, etc.

This is to report monthly information of consolidated operating revenues, net operating revenues and ordinary income of Monex Beans Holdings, Inc. Monthly figures above stated are not based on U.S.GAAP and un-audited.

· Fiscal Year Ending March 31, 2007

(Unit : million yen)

	Apr. 2006	May 2006	Jun. 2006	1Q
Operating Revenues	3,544	**2,926**	-	-
Net Operating Revenues	3,452	**2,836**	-	-
Ordinary Income	2,184	**1,611**	-	-

	Jul. 2006	Aug. 2006	Sep. 2006	2Q	First Half
Operating Revenues	-	-	-	-	-
Net Operating Revenues	-	-	-	-	-
Ordinary Income	-	-	-	-	-

	Oct. 2006	Nov. 2006	Dec. 2006	3Q
Operating Revenues	-	-	-	-
Net Operating Revenues	-	-	-	-
Ordinary Income	-	-	-	-

	Jan. 2007	Feb. 2007	Mar. 2007	4Q	Second Half	Fiscal Year Total
Operating Revenues	-	-	-	-	-	-
Net Operating Revenues	-	-	-	-	-	-
Ordinary Income	-	-	-	-	-	-

· Fiscal Year Ended March 31, 2006

(Unit : million yen)

	Apr. 2005	May 2005	Jun. 2005	1Q		
Operating Revenues				6,151		
Net Operating Revenues		Not disclosed		5,774		
Ordinary Income				2,998		
	Jul. 2005	**Aug. 2005**	**Sep. 2005**	**2Q**	**First Half**	
Operating Revenues				9,045	15,196	
Net Operating Revenues		Not disclosed		8,706	14,481	
Ordinary Income				5,594	8,593	
	Oct. 2005	**Nov. 2005**	**Dec. 2005**	**3Q**		
Operating Revenues	3,289	3,922	4,819	12,031		
Net Operating Revenues	3,129	3,816	4,697	11,642		
Ordinary Income		Not disclosed		8,323		
	Jan. 2006	**Feb. 2006**	**Mar. 2006**	**4Q**	**Second Half**	**Fiscal Year Total**
Operating Revenues	4,603	3,902	3,488	11,995	24,026	39,223
Net Operating Revenues	4,508	3,807	3,371	11,686	23,329	37,811
Ordinary Income		Not disclosed		8,021	16,345	24,938

Notice: Ordinary Income before March 2006 was not disclosed.

PAGE TOP

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

July 7, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Distribution of World Bank Zero-Coupon Bonds "Time Capsule"

This announcement is to inform that Monex, Inc.* ("Monex") will start the distribution of Zero-Coupon Bonds (Nickname: "Time Capsule") issued by the International Bank for Reconstruction and Development ("The World Bank").

Monex has been focusing on the diversification of bond related products such as the "100 Currency Unit World Bank Notes" and "Monex Auction" (the first Dutch Auction System enabling the customers to place orders at interest rates the customer wishes) in addition to the distribution of JGBs for individuals. Monex has diversified the bond product line-up further with the introduction of the Zero-Coupon Bonds. We have named this Zero-Coupon Bond " Time Capsule" in the hope that this product can help "dreams come true" for our customers.

Zero-Coupon bonds are bonds that do not pay interest during the life of the bond. Instead, investors buy Zero-Coupon bonds at a deep discount from the face value, which is the amount the investor will receive upon maturity of the bond. The maturity of this product is ten years with fixed return in US dollars. This long maturity allows an investor to plan for a long-term goal, preparing for expected expenses in the future or filling the income gap between the retirement age and the pension eligibility age.

At Monex, we plan to further diversify and enhance bond related products to meet the needs of a broad range of customers.

The details of the Zero-Coupon Bond "Time Capsule" are as follows:

Issuer	:	The World Bank
Bond Rating	:	AAA (S&P), Aaa (Moody's)
Currency	:	US Dollars
Term	:	10 years
Price	:	61.00% of the Face Value
		(Yield Before Tax 5.07%, Compound Annual Yield)
Subscription Unit	:	1,000 US Dollars
Subscription Period	:	July 10, 2006 to July 27, 2006

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : 03-6212-3750

(English Translation)

***Note:** This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

July 3, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Establishment of Investment Information Office

This announcement is to inform that Monex, Inc.* has established Investment Information Office to improve the quality of the investment information services to meet diversified needs from individual customers. This function was part of Marketing Department.

Details are as follows:

1. Establishment of Investment Information Office

   The Investment Information Office was established on July 3, 2006.

2. The Operation of Investment Information Office

   The primary objective of its operation of the new office is to create various contents of investment information covering equities, interest rates and foreign exchanges market. Also, this office shall cover the activities to introduce and manage the information providers and investment information tools.

3. Personnel assignments due to the organizational changes

(Effective on July 3, 2006)

New Assignment	Current Assignment	Name
General Manager Investment Information Office	Head of Investment Information Center, Marketing Department	Mr. Yosuke Shimizu

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai・Mio Ueda
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

July 3, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel

This announcement is to inform that Monex, Inc. has decided following personnel changes.

(Effective on August 1, 2006)

New Assignment	Current Assignment	Name
Director General Manager Product Management Department	Director	Mr. Tomoshige Nakamura

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai・Mio Ueda
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

June 26, 2006

To Investors and Customers:

BIC CAMERA INC.
Monex Beans Holdings, Inc.

BIC CAMERA to Provide Its Customers with Introductions to Monex

¥2,000 cash-back campaign exclusively on BICCAMERA.COM

Monex, Inc., ("Monex"), a subsidiary of Monex Beans Holdings, Inc. has signed an "agreement regarding securities account introductions" with BIC CAMERA INC. ("BIC CAMERA"; Head office: Toshima-ku, Tokyo; President: Hiroyuki Miyajima.)

Under the agreement, from June 27, 2006, BIC CAMERA will provide its clients with introductions to Monex through its website, BICCAMERA.COM (http://www.biccamera.com/). In addition, from July 1, 2006, BIC CAMERA will display Monex's posters in all of its 22 stores and hand out postcards to its in-store customers that can be used to request account opening kits from Monex.

Between June 27 and September 29, those who opened an account at Monex through BICCAMERA.COM will be eligible for a draw where two out of three new account openers will be able to receive ¥2,000 cash-back (*)

(*) Eligible clients are those who have opened a new account with Monex through BICCAMERA.COM during the period between June 27 and September 29. Please refer to BICCAMERA.COM for more details.

-End-

【Contacts】
BIC CAMERA INC. Hidenori Tsutusmi, Kazuhito Gunji Tel 03-3987-8855
Monex Beans Holdings, Inc. Corporate Communications Mina Kanai, Mio Ueda Tel : 03-6212-3750

June 23, 2006

To whom it may concern:

Company Name : Monex Beans Holdings, Inc.

Oki Matsumoto, President and CEO

Code : 8698 (Mothers)

This is material for the Shareholder's Discussion Meeting.

-End-

This is an English translation of Japanese presentation material prepared for the shareholder's discussion meeting to be held on June 24, 2006. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Monex Beans Holdings, Inc.
Discussion with Shareholders

Current Environment and Management Policy

■ Recognition of Environment –Three Transitions–

✓ Social Structure (Decrease in Population and Aging Society)

✓ National Policy
(Investment Services Law, Revised Corporate Law)

✓ Individual's Values (Increased Self Responsibility)

↓

Change of Competitive Advantage as an Online Brokerage Firm from "Speedier Platform and Less Expensive Commission" to "Investment Return Result"

■ Management Policy

From a "Discount Brokerage Firm" to
a "Premium Online Financial Services Institution"

Management Strategies

■Expanding Product Development Capabilities

✓Origination of New Alternative Funds

✓Development of New Investment Products utilizing New System Trading Tool : “Kaburobo”

✓Focus on Fixed Income Business

■Broadening Investor Education

✓Investment Education Company: “Monex University”

■Strengthening our Marketing Strategy

✓Improvement of Recognition of Products and Services

■Enrichment of Human Resource

✓Hiring Professionals from Diversified Backgrounds

✓Continuously Hiring New Graduates

Strategic Transition of Revenue Structure

■ Current Revenue Structure

- ✓ Brokerage Commission and Financial Income as core revenue sources but vulnerable to the Japanese Stock Market

■ Future Revenue Structure

- ✓ Further enhancing our Brokerage Business by providing more Value-added services
- ✓ Diversifying revenue structure by focusing on other businesses such as Investment Trusts, Fixed Income Products, Alternative Investment Products, etc.

⬇

Realizing High Growth and Stable Revenue Source

Corporate Governance

■Enforcing Internal Control System

✓Establishment and Disclosure of Policy Regarding Interna Control System

✓Establishment of Independent Internal Audit Department

■Enhancing our Compliance System

✓Alliance with outside Legal Counsel

✓Establishment of Internal Reporting System

■Check by External Board Members and Hearing Opinions of Advisory Board Members

Shareholders' Return

■ Realization of High Dividend Levels

■ Clear and Proactive Disclosure Policy

✓ Monthly Disclosure of Ordinary Income in addition to continuous disclosure of Accounts Numbers and Operating Revenues, etc.

✓ MBH IR Workshop for Individual Investors

■ Improvement of Key Performance Indicators such as ROE

↓

Realization of the Share Value appropriately reflecting our Corporate Value, which also prevents Hostile Take-Overs

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

June 22, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex to Become an Official Sponsor of "*Yoshimoto Shoken*," a Website Operated by YOSHIMOTO KOGYO

Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex") has agreed to become a single official sponsor of "*Yoshimoto Shoken*," a website targeted at individual investors operated by YOSHIMOTO KOGYO CO.,LTD.("YOSHIMOTO KOGYO" Head Office: Chuo-ku, Osaka-City; President: Isao Yoshino) and its three group companies.

YOSHIMOTO KOGYO is aiming to produce and distribute contents on its entertainment driven website "*Yoshimoto Shoken*" that will make equity investment more familiar to the younger generation. Monex supports the concept in accepting the position as an official sponsor of the website.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : 03-6212-3750

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.***

June 13, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Partial Correction of Consolidated Financial Summary under Japanese GAAP for the FYE March 31,2006

There has been a partial correction of Consolidated Financial Summary under Japanese GAAP for the FYE March 31,2006 disclosed on April 26,2006 as follows:

The corrected figures are underlined.

Per Share Amounts (For the FYE Mar.31, 2006)

(Before Correction)

Net Income	¥5,677.31
Shareholders' equity	¥17,609.39

(After Correction)

Net Income	¥5,677.31
Shareholders' equity	¥17,606.75

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : 03-6212-3750

Announcement Regarding New Method of Reporting Weekly Disclosure of Margin Accounts

June 13, 2006

Monex Beans Holdings, Inc. ("MBH") has been disclosing "Weekly information including the number of customers' accounts and trades" of our subsidiary, Monex, Inc. ("Monex") on its website. MBH will announces that the method of reporting the number of margin accounts in the weekly disclosure will be changed effective from the weekly disclosure to be made on June 19, 2006.

It is Monex's standard policy to automatically close margin accounts that have remained dormant over a certain period of time ("dormant margin accounts"). The rationale for the procedure is to provide more opportunities for our clients to be aware of the changes in the rules and regulations regarding margin transactions. Moreover, we consider that it is inappropriate for Monex to retain collateral for such margin accounts.

Upon disclosure, Monex has been deducting the number of dormant margin accounts only after the completion of the account closure. Hereafter, Monex will also deduct the number of dormant margin accounts that have not completed account closure.

(*)There were about 2,400 dormant margin accounts that have become subject to the account closing procedure during the 6-month period of December 2005 and May 2006. The account closing procedure has been accelerated since the beginning of June 2006, and 440 accounts were closed during the five-day period from June 5, 2006 to June 9, 2006. The remaining dormant accounts will be closed as soon as possible.

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the fiscal year ended March 31, 2006 (April 1, 2005-March 31, 2006)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the fiscal year ended March 31, 2006. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the fiscal year ended March 31, 2006. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / April 2006

Consolidated Financial Summary
For the fiscal year ended March 31, 2006

	Million Yen
Operating Results (from Apr. 1, 2005 to Mar. 31, 2006):	
Operating Revenues	¥ 39,223
Net Operating Revenues	37,811
Selling, General and Administrative Expenses	12,637
Operating Income	25,174
Other Expenses, net	1,478
Income Before Income Taxes and Minority Interests	23,696
Income Taxes	10,079
Minority Interests	(1)
Net Income	¥ 13,618

	Million Yen
Financial Position (as of Mar. 31, 2006):	
Total assets	¥ 430,299
Shareholders' equity	41,588

	Yen
Per Share Amounts (from Apr. 1, 2005 to Mar. 31, 2006):	
Net income	¥ 5,677.31
Shareholders' equity	17,606.75

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheet
As of March 31, 2006

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 69,081	
Cash segregated for customers and others	109,766	
Trading assets	520	
Margin transaction assets	219,091	
Payments on securities subscribed	1,192	
Short-term guarantee money deposited	5,843	
Short-term loans	11,037	
Accrued revenues	2,147	
Deferred tax assets	1,151	
Other	5,825	
Allowance for doubtful receivables	(4)	
	425,649	99.0
Property and equipment, at cost:		
Buildings	156	
Furniture and fixtures	37	
Accumulated depreciation	(28)	
	165	0.0
Intangible assets, net of amortization:		
Goodwill	61	
Software	99	
Other	10	
	170	0.0
Investment and others:		
Investment securities	3,788	
Long-term guarantee deposits	419	
Deferred tax assets	5	
Other	498	
Allowance for doubtful receivables	(395)	
	4,315	1.0
	¥ 430,299	100.0

Liabilities and Shareholders' Equity	Million Yen	%
Current Liabilities:		
Trading liabilities	¥ 182	
Margin transaction liabilities	83,312	
Loans payable secured by securities	45,563	
Deposits received	63,188	
Guarantee money received	78,000	
Short-term borrowings	58,500	
Commercial paper	2,500	
Income taxed payable	9,405	
Accrued employees' bonuses	206	
Allowance for point service	591	
Other	3,402	
	344,849	80.1
Non-current Liabilities:		
Long-term debt	¥ 42,000	
	¥ 42,000	9.8
Statutory Reserve:		
Reserve for securities transactions	1,810	
Reserve for commodities transactions	22	
	1,832	0.4
Minority Interests	30	0.0
Shareholders' Equity:		
Common stock	8,800	2.1
Authorized - 8,800,000 shares		
Issued - 2,344,686 shares		
Capital surplus	15,155	3.5
Retained earnings	17,599	4.1
Net unrealized holding gains on securities, net of taxes	34	0.0
	41,588	9.7
	¥ 430,299	100.0

Consolidated Statement of Income
For the fiscal year ended March 31, 2006

	Million Yen	%
Operating Revenues:		
Commission revenues	¥ 32,168	
Net gain on trading account	84	
Financial income	6,743	
Other operating revenues	228	
	39,223	100.0
Financial expenses	1,412	3.6
Net Operating Revenues	37,811	96.4
Selling, general and administrative expenses	12,637	32.2
Operating Income	25,174	64.2
Other Income (Expenses):		
Provision for securities transactions	(744)	
Provision for commodities transactions	(15)	
Gain from sales of fixed assets	50	
Gain from sales of investment securities	99	
Other, net	(868)	
	(1,478)	(3.8)
Income before income taxes and minority interests	23,696	60.4
Income taxes:		
Current	10,269	26.2
Deferred	(190)	(0.5)
Minority interests	(1)	(0.0)
Net Income	¥ 13,618	34.7

Per share amounts	Thousands of Yen
Net Income	¥ 5,677.31

Consolidated Statement of Shareholders' Equity
As of March 31, 2006

	Million Yen
Common stock	
Balance as of March 31, 2005	¥ 8,800
Balance as of March 31, 2006	¥ 8,800
Capital surplus	
Balance as of March 31, 2005	¥ 15,155
Balance as of March 31, 2006	¥ 15,155
Retained Earnings	
Balance as of March 31, 2005	¥ 5,804
Increase:	
Net income	13,618
Decrease:	
Dividends paid	1,172
Bonuses paid to directors	47
Other	604
Balance as of March 31, 2006	¥ 17,599
Net unrealized holding gains (losses) on securities, net of taxes	
Balance as of March 31, 2005	¥ 53
Decrease	19
Balance as of March 31, 2006	¥ 34

Consolidated Statement of Cash Flows
For the fiscal year ended March 31, 2006

	Million Yen
Cash flows from operating activities:	
Income before income taxes and minority interests	¥ 23,696
Depreciation	77
Provision for allowance for doubtful receivables	185
Increase in accrued employees' bonuses	46
Provision for allowance for point services	202
Decrease in severance and retirement benefits for employees	(79)
Interest income and dividend income	(6,756)
Interest expense	1,412
Gain on sales of investment securities	(99)
Increase in cash segregated for customers and others	(47,947)
Increase in separated deposits	(22,021)
Increase in trading assets	(152)
Increase in margin transaction assets, net of increase in margin transaction liabilities	(91,183)
Decrease in loans receivable secured by securities and in loans payable secured by securities	38,979
Increase in short-term loans	(11,021)
Decrease in short-term guarantee money deposits	2,151
Increase in deposits received	35,664
Increase in guarantee money received	28,035
Increase in consumption tax payable	395
Payment for directors' bonuses	(47)
Other, net	(4,638)
Sub total	(53,101)
Interest and dividends received	6,241
Interest paid	(1,407)
Income taxes paid	(3,491)
Net cash used in operating activities	(51,758)
Cash flows from investing activities:	
Purchases of property and equipment	(19)
Purchases of intangible assets	(81)
Proceeds from disposal of property and equipment	50
Purchases of investment securities	(2,513)
Proceeds from sales of investments securities	149
Payment for purchase of other related company	(550)
Payment for purchase of related company	(40)
Proceeds from sales of related company	12
Payment for long-term guarantee deposits	(124)
Proceeds from long-term guarantee deposits	100
Other, net	(6)
Net cash used in investing activities	(3,022)

Cash flows from financing activities:	
Increase in short-term borrowings	32,500
Increase in commercial paper	2,500
Increase in long-term borrowings	42,000
Dividends paid	(1,165)
Payment for treasury stocks	(0)
Net cash provided by financing activities	75,835
Net increase in cash and cash equivalents	21,055
Cash and cash equivalents at beginning of term	26,005
Cash and cash equivalents at end of term	¥47,060

(English Translation)

***Note:** This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

June 7, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Administrative Disciplinary Action taken by the FSA against Monex, Inc.

The Securities and Exchange Surveillance Commission ("SESC") had issued a recommendation to the Financial Services Agency ("FSA") on May 31, 2006 for the FSA to take administrative disciplinary action against Monex, Inc. ("Monex"), a wholly owned subsidiary of Monex Beans Holdings, Inc.

In response to this recommendation, the FSA issued a business improvement administrative order to Monex today as described below.

We deeply apologize for this situation and will endeavor to continue to further strengthen our internal control system of the entire Monex Group.

1. Regarding insufficient registration of customers' employer related information*1

The FSA has ordered Monex to probe into the cause of insufficient registration of customers' employer related information and clarify the issues of internal management regarding the registration process. The FSA has also ordered Monex to, after thorough examination of the registration process, develop and implement specific and effective improvement measures including checking systems.

2. Regarding insufficient management of securities trading computer systems*2

Monex had submitted to the FSA on December 28, 2005 a "System Improvement Report" which included measures to prevent future system errors. Despite this report, a system failure occurred on February 27, 2006 which was very similar to the one occurred in August 2005.
The FSA has ordered Monex to probe into the cause of malfunction of the reported preventative measures and to re-examine and develop an effective system management scheme.

3. The FSA has ordered Monex to clarify the responsibility of management regarding the two issues above.

4. The FSA has ordered to conduct compliance training of executives and employees to heighten compliance awareness.

5. The FSA has ordered Monex to report the progress of the above 4 items by July 7, 2006.

*1 Required to describe i) the process of the adoption of new registration system for customers' employer related information at the time of the merger and ii) how the management related with and judged the adoption of such system.
*2 Required to examine effectiveness of checking systems and develop necessary management system regarding outsourced systems.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750